Mail Stop 3561

April 1, 2008

Via Fax & U.S. Mail

Mr. Ray M. Van Landingham
Chief Financial Officer
1801 Art Museum Drive
Jacksonville, Florida 32207

> **Re: Patriot Transportation Holding, Inc.**
> **Form 10-K for the year ended September 30, 2007**
> **Filed December 7, 2007**
> **File No. 000-17554**

Dear Mr. Van Landingham:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Linda Cvrkel
Branch Chief